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                     May 20, 2024

       Guida Sajdak
       Chief Financial Officer and Executive Vice President
       Western New England Bancorp, Inc.
       141 Elm Street
       Westfield, MA 01085

                                                        Re: Western New England
Bancorp, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2023
                                                            File No. 001-16767

       Dear Guida Sajdak:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Finance